IM Cannabis Reports Q1/2020 Results and Strategic Milestones

  Focus Medical has now entered into pharmacy sales agreements in Israel to deliver $193.5 million of medical cannabis over the next three years at an expected gross margin of 50%

  All supply for the pharmacy sales agreements has been secured, including initial shipments from Spain into Israel

  Momentum in revenue is expected to increase in Q2/2020 and gradually throughout the balance of the year

* Currency is in CAD$ unless specified otherwise

Toronto and Glil Yam, Israel, June 5, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, is pleased to announce financial results for the three months ending March 31, 2020.

"The future for the IMC brand has never been as strong as it is today. This is the direct result of the execution of strategic milestones in 2020 that have increased both the international strategic supply sources, that will fulfil demand for IMC-branded medical cannabis, and the distribution partners, that will help deliver our products to physicians, pharmacists and patients in Israel and Europe. We expect that the foundation we have laid will support the momentum in sales beginning in Q2/2020, will gradually build throughout 2020 and continue to propel IMC to become a leading global brand in medical cannabis," said Oren Shuster, CEO of IMC.

Business Highlights

Highlights during the three months ended March 31, 2020:

  Established a joint venture and supply agreement in Greece with Galen Industries Single Member Societe Anonyme, whereby IMC will own a 25% interest in the joint venture and will be entitled to 25% of the medical cannabis produced by the joint venture at a preferred price for sale under the IMC brand;

  Supply agreements established between Focus Medical Herbs Ltd. ("Focus Medical") and Way of Life Ltd., Cannation Ltd. and Intelicanna Ltd. (TASE:INTL) for Focus Medical to acquire an aggregate of 8,800kg of medical cannabis for IMC-branded products over the next three years; and

  Focus Medical entered into a binding agreement to sell 800kg of IMC-branded medical cannabis a year to a group of pharmacies in Jerusalem over a period of three years, with a total contract value of approximately CAD$15 million with expected gross margins of 50%.

Highlights subsequent to March 31, 2020:

  Focus Medical signed additional sales agreements to supply an aggregate of 33,075kg of IMC-branded medical cannabis to six groups of Israeli pharmacies, with retail pharmacies in addition to e-commerce and home delivery platforms, which are expected to generate $193.5 million  of consolidated revenue over the next three years, with expected gross margins of approximately 50%;

  Focus Medical announced it has now secured all of the supply required to be delivered under the six binding pharmacy sales agreements it has signed, after entering into a supply agreement with a fifth independent supplier in Israel;

  Announced Focus Medical's first successful import of medical cannabis from Spain into Israel from the Company's EU-GMP supply partner; and

  Signed three binding sales commitments with distributors in Germany for the delivery of over 825kg of IMC-branded medical cannabis products over the next twelve months.

Overview of results for the year and three months ended March 31, 2020

	For the period ended March 31,		For the year ended December 31,
	2020	2019	2019	2018
Revenues ('000)	$1,340	$1,955	$9,074	$5,197
Gross margin before fair value impacts in cost of sales ('000)	$631	$783	$4,313	$3,422
Gross margin before fair value impacts in cost of sales (%)	47%	40%	48%	66%
Net Income (Loss) ('000)	$200	$(6,591)	$(7,419)	$2,627
Net Income (Loss) per share attributable to equity holders of the Company - Basic and Diluted (in CAD)	$(0.003)	$(0.056)	$(0.06)	$0.02

	For the period ended March 31,
	2020	2019
Operational Profit (Loss) ('000)	$1,664	$(1,308)
Depreciation & Amortization ('000)	$96	$94
EBITDA ('000)	$1,760	$(1,214)

IFRS Biological assets fair value adjustments, net ('000)	$(3,961)	$(519)
Share-based payments ('000)	$494	$549
Other Non-recurring costs ('000)	$-	$618
Adjusted EBITDA (Non-IFRS)('000)	$(1,707)	$(566)

IMC reported revenues for the three-month period ended March 31, 2020 of $1.3 million compared to $2.0 million for the three-month period ended March 31, 2019. The variance in revenues was due to an intentional increase in inventory as the Company prepared to fulfil volume commitments under previously announced pharmacy sales agreements that began in April 2020.

Adjusted EBITDA loss was $1.7 million for the three-month period ended March 31, 2020, compared to a loss of $0.6 million in the prior year. Adjusted EBITDA was impacted by the variance in revenue, as well as increases to operating expenses, which included new marketing and corporate initiatives in both Germany and Israel.

Net income for the three-month period ended March 31, 2020 was $0.2 million compared to a net loss of $6.6 million for the three-month period ended March 31, 2019. This variance was due to factors relating to the fair value adjustments of inventory and biological assets in the amount of $4 million for the three-month period ended March 31, 2020, as well as $5 million expenses for fair value adjustment of warrants in the three-month period ended March 31, 2019.

The complete unaudited financial statements and related management's discussion and analysis for the three months ended March 31, 2020, will be available under the Company's SEDAR profile at www.sedar.com.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC is establishing a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other cultivators for additional supply using its proprietary genetics and for sale under the IMC brand.

IMC currently operates in the Israeli medical cannabis market by providing intellectual property and services to licensed producers.  Focus Medical, a licensed medical cannabis producer in Israel with whom the Company has exclusive commercial agreements, is the first major Israeli licensed producer to utilize the Company's intellectual property and know-how. Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel. However, under International Financial Reporting Standards ("IFRS") 10, the Company is required to consolidate the results of Focus, a licensed propagator and cultivator of medical cannabis under the current Israeli regulatory regime, in its current financial results.

Financial Outlook

The Company and its management believe that the estimated revenues and gross margins contained in this press release are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the sale of IMC-branded medical cannabis products by Focus Medical and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements" below.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company's results of operations from management's perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company's financial information reported under IFRS. The Company uses non-IFRS financial measures, including EBITDA and adjusted EBITDA to provide investors with supplemental measures of the Company's operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. The Company's management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and forecasts and to assess its ability to meet its capital expenditure and working capital requirements. Please see "Metrics and Non-IFRS Financial Measures" in the Company's Management's Discussion and Analysis for the Period Ended March 31, 2020 for a reconciliation of these non-IFRS financial measures to the nearest IFRS measures, which is available on www.sedar.com.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to sales expectations for the remainder of 2020, the Company becoming a leading global brand in medical cannabis, the Company's projected revenue and gross margin over the next three years as a result of Focus Medical's recent sales agreements with certain Israeli pharmacy groups, the expected amount of IMC-branded medical cannabis to be supplied by Focus Medical over the next three years to such Israeli pharmacy groups, the expected amount of medical cannabis to be sourced from third party suppliers by Focus Medical, the Company's joint venture in Greece, the Company's ability to continue to invest in its business despite the recent volatility in the cannabis markets and COVID-19 and the Company's strategic plans.  Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies, views and regulations affecting the production, cultivation licenses, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate;; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca